IRANNOTICE

Date: 27 August 2018

U.S Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Re:                             Notice of Disclosure filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Sasol Limited has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended 30 June 2018, which was filed with the U.S Securities and Exchange Commission on 27 August 2018.

Sasol Limited

Date: 27 August 2018	/s/ BONGANI NQWABABA
Bongani Nqwababa
Joint President and Chief Executive Officer

Date: 27 August 2018	/s/ PAUL VICTOR
Paul Victor
Chief Financial Officer